EXHIBIT 12.1

ICAHN ENTERPRISES L.P. AND SUBSIDIARES
RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratio)

	Year Ended December 31,
	2012	2011	2010	2009	2008
Earnings:
Income (loss) from continuing operations before income taxes, income (loss) from equity investees and non-controlling interests	$611	$1,768	$728	$1,154	$(3,084)
Fixed charges	556	467	415	346	381
Distributed income of equity investees	31	16	43	7	28
Total Earnings	$1,198	$2,251	$1,186	$1,507	$(2,675)

Fixed Charges:
Interest expense	$522	$436	$389	$319	$358
Estimated interest within rental expense	34	31	26	27	23
Total Fixed Charges	$556	$467	$415	$346	$381

Ratio of earnings to fixed charges	2.2	4.8	2.9	4.4	n/a
Dollar shortfall	n/a	n/a	n/a	n/a	$3,056